OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Celanese AG

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(Cusip Number)

Chinh Chu
The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000
Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. D1497A101			Page 1 of 25

1.	Name of Reporting Person: BCP Crystal Acquisition GmbH & Co. KG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 41,228,136

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 41,228,136

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,228,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 83.6%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 2 of 25

1.	Name of Reporting Person: BCP Acquisition GmbH & Co. KG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,228,136

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,228,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,228,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 83.6%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 3 of 25

1.	Name of Reporting Person: BCP Holdings GmbH		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,228,136

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,228,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,228,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 83.6%*

14.	Type of Reporting Person (See Instructions): OO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 4 of 25

1.	Name of Reporting Person: BCP Management GmbH		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,228,136

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,228,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,228,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 83.6%*

14.	Type of Reporting Person (See Instructions): OO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 5 of 25

1.	Name of Reporting Person: BCP Caylux Holdings Luxembourg S.C.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,228,136

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,228,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,228,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 83.6%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 6 of 25

1.	Name of Reporting Person: BCP Caylux Holdings Ltd. 1		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,228,136

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,228,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,228,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 83.6%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 7 of 25

1.	Name of Reporting Person: BCP Crystal Holdings Ltd. 2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,228,136

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,228,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,228,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 83.6%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 8 of 25

1.	Name of Reporting Person: Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,228,136

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,228,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,228,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 83.6%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 9 of 25

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 1		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,228,136

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,228,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,228,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 83.6%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 10 of 25

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,641,499

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,641,499

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,641,499

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.3%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 11 of 25

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 3		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 12,868,538

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 12,868,538

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,868,538

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.1%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 12 of 25

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) IV L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,228,136

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,228,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,228,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 83.6%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 13 of 25

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) IV-A L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 375,903

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 375,903

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 375,903

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 14 of 25

1.	Name of Reporting Person: Blackstone Family Investment Partnership (Cayman) IV-A L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,265,596

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,265,596

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,265,596

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.6%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 15 of 25

1.	Name of Reporting Person: Blackstone Chemical Coinvest Partners (Cayman) L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 12,868,538

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 12,868,538

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,868,538

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.1%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 16 of 25

1.	Name of Reporting Person: Blackstone Management Associates (Cayman) IV L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,228,136

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,228,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,228,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 83.6%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 17 of 25

1.	Name of Reporting Person: Blackstone LR Associates (Cayman) IV Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,228,136

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,228,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,228,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 83.6%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 18 of 25

1.	Name of Reporting Person: Peter G. Peterson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,228,136

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,228,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,228,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 83.6%*

14.	Type of Reporting Person (See Instructions): IN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

CUSIP No. D1497A101			Page 19 of 25

1.	Name of Reporting Person: Stephen A. Schwarzman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,228,136

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,228,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,228,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 83.6%*

14.	Type of Reporting Person (See Instructions): IN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of December 31, 2003 (which excludes Ordinary Shares held in treasury), based on the Celanese AG Financial Report 2003 filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K for the year ended December 31, 2003.

     This Amendment No. 4 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2003, as amended by Amendment No. 1 filed with the SEC on February 2, 2004, Amendment No. 2 filed with the SEC on February 17, 2004 and Amendment No. 3 filed with the SEC on March 12, 2004 (the “Schedule 13D”) with respect to the ordinary shares, no par value, of Celanese AG, a German stock corporation. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 4 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is hereby amended and supplemented in its entirety by the following:

     This statement on Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”):

     (i) BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership (“BCP Crystal”);

     (ii) BCP Management GmbH, a German limited liability company (“BCP Management”), in its capacity as the general partner of BCP Crystal;

     (iii) BCP Acquisition GmbH & Co. KG, a German limited partnership (“BCP Acquisition”), the sole equity holder of BCP Crystal;

     (iv) BCP Holdings GmbH, a German limited liability company (“BCP Holdings”), the sole equity holder of BCP Acquisition;

     (v) BCP Caylux Holdings Luxembourg S.C.A., a Luxembourg société en commandite par actions (partnership limited by shares) (“BCP Luxembourg”), the sole equity holder of BCP Management and BCP Holdings;

     (vi) BCP Caylux Holdings Ltd. 1, a Cayman Islands exempted company (“BCP Caylux”), in its capacity as the manager of BCP Luxembourg;

     (vii) BCP Crystal Holdings Ltd. 2, a Cayman Islands exempted company (“BCP Holdings 2”), the holder of all the equity of BCP Luxembourg (in accordance with applicable Luxembourg law, a de minimus number of shares of BCP Luxembourg are held by BCP Holdings 2 indirectly through two of its wholly-owned subsidiaries);

     (viii) Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd, a Cayman Islands exempted company (“BCHCP” and, together with BCP Crystal, BCP Management, BCP Acquisition, BCP Holdings, BCP Luxembourg, BCP Caylux and BCP Holdings 2, the “BCP Acquisition Entities”), the sole equity holder of BCP Holdings 2;

     (ix) Blackstone Capital Partners (Cayman) Ltd. 1, a Cayman Islands exempted company (“BCP 1”);

     (x) Blackstone Capital Partners (Cayman) Ltd. 2, a Cayman Islands exempted company (“BCP 2”);

     (xi) Blackstone Capital Partners (Cayman) Ltd. 3, a Cayman Islands exempted company (“BCP 3”);

     (xii) Blackstone Capital Partners (Cayman) IV L.P., a Cayman Islands exempted limited partnership (“BCP IV”), Blackstone Capital Partners (Cayman) IV-A L.P., a Cayman Islands exempted limited partnership (“BCP IV-A”), Blackstone Family Investment Partnership (Cayman) IV-A L.P., a Cayman Islands exempted limited partnership (“BFIP” and, together with BCP IV and BCP IV-A, the “Blackstone Partnerships”) and Blackstone Chemical Coinvest Partners (Cayman) L.P., a Cayman Islands exempted limited partnership (“BCCP”);

     (xiii) Blackstone Management Associates (Cayman) IV L.P., a Cayman Islands exempted limited partnership (“BMA”), in its capacity as the general partner of the Blackstone Partnerships;

     (xiv) Blackstone LR Associates (Cayman) IV Ltd., a Cayman Islands limited duration company (“Blackstone LR”), in its capacity as general partner of BMA;

     (xv) Mr. Peter G. Peterson; and

     (xvi) Mr. Stephen A. Schwarzman (all of the foregoing, collectively, the “Reporting Persons”).

     Each of BCCP, BCP 1, BCP 2, BCP 3 and the BCP Acquisition Entities was formed to effect the transactions described in Item 4 and has not engaged in any activities other than those incident to its formation and such transactions. The principal business address of BCP Crystal, BCP Management, BCP Acquisition and BCP Holdings is Maybachstrasse 6, 70469 Stuttgart, Germany. The principal business address of BCP Luxembourg is 8-10, Rue Mathias Hardt, L-1717 Luxembourg. The principal business address of BCCP, BCHCP, BCP Holdings 2, BCP 1, BCP 2, BCP 3 and BCP Caylux is c/o Walkers, P.O. Box 265 GT, George Town, Grand Cayman.

     The principal business of the Blackstone Partnerships is investing in securities and committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. BMA is the sole general partner of the Blackstone Partnerships and BCCP. The principal business of BMA consists of performing the functions of, and serving as, the sole general partner of the Blackstone Partnerships. Blackstone LR is the sole general partner of BMA. The principal business of Blackstone LR consists of performing the functions of, and serving as, the sole general partner of BMA. The principal business address of the Blackstone Partnerships, BMA and Blackstone LR is c/o Walkers, P.O. Box 265 GT, George Town, Grand Cayman.

     Messrs. Peter G. Peterson and Stephen A. Schwarzman are directors and may be deemed to be controlling persons of Blackstone LR. Each of Messrs. Peterson and Schwarzman is a United States citizen. The principal occupation of each of Messrs. Peterson and Schwarzman is serving as an executive of one or more of the Blackstone Partnerships, BMA and their affiliates. The business address of each of Messrs. Peterson and Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

     During the last five years, none of the Reporting Persons and, to the best knowledge of such Reporting Persons, none of the persons listed on Schedule 1, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     ITEM 3 of Schedule 13D is hereby amended and supplemented by the following:

     On April 6, 2004, BCP Crystal purchased, for an aggregate purchase price of EUR1,339,914,420, a total of 41,228,136 Ordinary Shares (the “Tendered Shares”) pursuant to the Tender Offer. The required amount of funds have been provided by (i) a portion of an aggregate of EUR690 million in equity, including approximately $650.5 million (the equivalent of approximately EUR527.7 million) in common equity from the Blackstone Partnerships, BCCP and BA Capital Investors Sidecar Fund, L.P. (“BACI”), a Cayman Islands limited partnership and an affiliate of Banc of America Capital Investors, L.P., and $200 million (the equivalent of approximately EUR162.3 million) in non-voting preferred equity from Blue Ridge Investments, L.L.C., an affiliate of Bank of America Corporation, and (ii) a portion of the aggregate borrowings under the following credit facilities (the “Credit Facilities”):

•	a senior subordinated bridge facility, in an aggregate principal amount of $814,082,577, pursuant to the Senior Subordinated Bridge B Loan Agreement (the “Bridge B Agreement”), dated as of April 6, 2004, among BCP Holdings 2, BCP Luxembourg, the lenders from time to time party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, Morgan Stanley Senior Funding, Inc. and Deutsche Bank Securities Inc., as joint lead arrangers, Morgan Stanley Senior Funding, Inc., Deutsche Bank Securities Inc. and Banc of America Securities LLC, as joint bookrunners, Bank of America, N.A., as documentation agent, and Morgan Stanley Senior Funding, Inc., as global coordinator (the “Bridge B Facility”);

and

•	a senior subordinated bridge facility, in an aggregate principal amount of $200,634,473 plus EUR450 million, pursuant to the Senior Subordinated Bridge C Loan Agreement (the “Bridge C Agreement”), dated as of April 6, 2004, among BCP Holdings 2, BCP Luxembourg, the lenders from time to time party thereto, Morgan Stanley Senior Funding Inc., as administrative agent, Morgan Stanley Dean Witter Bank Limited and Deutsche Bank AG London, as joint lead arrangers, Morgan Stanley Dean Witter Bank Limited, Deutsche Bank AG London and Banc of America Securities Limited, as joint bookrunners, BA Global Funding Inc., as documentation agent, and Morgan Stanley Dean Witter Bank Limited, as global coordinator (the “Bridge C Facility”).

     Each of the Commitment Letters (previously filed as exhibits 5 and 6 to this Schedule 13D), pursuant to which the Blackstone Acquisition Entities had obtained commitments from Morgan Stanley Senior Funding, Inc., Morgan Stanley Dean Witter Bank Limited, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and Deutsche Bank AG, London Branch with respect to the Credit Facilities have been replaced with the Bridge B Agreement and Bridge C Agreement (each filed as exhibits to this Schedule 13D). The terms of the Credit Facilities are ten years. The Credit Facilities accrue interest at a rate per annum based on LIBOR or EURIBOR plus a spread (the “Spread”). The Spread with respect to Bridge B Facility is 8.00%, subject to quarterly increases and an interest rate cap of 14% per annum. The Spread with respect to the Bridge C Facility is 10% subject to quarterly increases and an interest rate cap of 15% per annum. BCP Luxembourg, the borrower under the Bridge B Facility and Bridge C Facility, is expected to ultimately refinance the Bridge B Facility and the Bridge C Facility with proceeds from the issuance of debt securities. The Bridge B Facility is secured by a pledge of all of the Tendered Shares purchased by BCP Crystal. Following a delisting of the Ordinary Shares from the New York Stock Exchange, this security will be extended to secure the Bridge C Facility.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information set forth in Item 5 is hereby restated in its entirety as follows:

     (a) and (b). The information contained on the cover pages of this Schedule 13D is incorporated by reference. BCP Crystal is the direct beneficial owner of 41,228,136 Ordinary Shares, representing approximately 83.6% of all Ordinary Shares, excluding treasury shares.

     BCP Management, as the general partner of BCP Crystal, and BCP Acquisition, as the holder of all equity interests in BCP Crystal, have shared power to vote and dispose of securities held by BCP Crystal and may therefore have shared voting and dispositive power over the Ordinary Shares beneficially owned by BCP Crystal.

     BCP Holdings, as the holder of all equity interests in BCP Acquisition, has the power to vote and dispose of securities held by BCP Acquisition, and therefore may be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares beneficially owned by BCP Crystal.

     BCP Luxembourg, as the holder of all equity interests in BCP Management and BCP Holdings, has the power to vote and dispose of securities held by BCP Management and BCP Holdings, and therefore may be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares beneficially owned by BCP Crystal.

     BCP Caylux, as the manager of BCP Luxembourg, and BCP Holdings 2, as the indirect holder of all equity interests in BCP Luxembourg, have shared power to vote and dispose of securities held by BCP Luxembourg, and therefore may be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares beneficially owned by BCP Crystal.

     BCHCP, as the holder of all equity interests in BCP Holdings 2, has the power to vote and dispose of securities held by BCP Holdings 2, and therefore may be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares beneficially owned by BCP Crystal.

     BCP 1, through its majority ownership of equity interests in BCHCP, has shared power to vote and dispose of securities held by BCHCP. BCP 1 therefore may be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares beneficially owned by BCP Crystal. BCP 2 and BCP 3, as holders of equity interests in BCHCP, may have shared power to vote and dispose of the securities held by BCHCP. BCP 2 and BCP 3 therefore may be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares beneficially owned by BCP Crystal.

     BCP IV, through its wholly-owned subsidiary BCP 1, has shared power to vote and dispose of securities held by BCHCP. BCP IV therefore may be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares beneficially owned by BCP Crystal. BCP IV-A, BFIP and BCCP, through their respective wholly-owned subsidiaries BCP 2 and BCP 3, may have shared power to vote and dispose of securities held by BCHCP. BCP IV-A, BFIP and BCCP therefore may be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares beneficially owned by BCP Crystal.

     BMA, as the general partner of the Blackstone Partnerships and BCCP, has the power to vote and dispose of securities held by Blackstone Partnerships and BCCP. BMA therefore may be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares beneficially owned by BCP Crystal.

     Blackstone LR, as the general partner of BMA, has the power to vote and dispose of securities held by BMA. Blackstone LR therefore may be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares beneficially owned by BCP Crystal.

     Messrs. Peterson and Schwarzman have shared power to vote and dispose of securities held by Blackstone LR, and may therefore be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares beneficially owned by BCP Crystal.

     None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule 1, has engaged in any transaction during the past 60 days in any Ordinary Shares, except as described in this Schedule 13D.

     The Reporting Persons and BACI may be considered to have acted or to be acted or to be acting in concert with respect to the Ordinary Shares with BACI, and consequently, the Reporting Persons and BACI may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act. Each of the Reporting Persons disclaim membership in any such “group” with BACI.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with its investment of common equity, BACI agreed, subject to certain conditions, that BACI and certain of its affiliates will not acquire any equity securities of Celanese AG or any securities convertible into or exchangeable or exercisable for such equity securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

     Exhibit 1 of the Schedule 13D is deleted and replaced by the following:

1. Joint Filing Agreement (as restated).

The following exhibits are added to the Schedule 13D

10. Senior Subordinated Bridge B Loan Agreement, dated as of April 6, 2004, among BCP Holdings 2, BCP Luxembourg, the lenders from time to time party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, Morgan Stanley Senior Funding, Inc. and Deutsche Bank Securities Inc., as joint lead arrangers, Morgan Stanley Senior Funding, Inc., Deutsche Bank Securities Inc. and Banc of America Securities LLC, as joint bookrunners, Bank of America, N.A., as documentation agent, and Morgan Stanley Senior Funding, Inc., as global coordinator.

11. Senior Subordinated Bridge C Loan Agreement, dated as of April 6, 2004, among BCP Holdings 2, BCP Luxembourg, the lenders from time to time party thereto, Morgan Stanley Senior Funding Inc., as administrative agent, Morgan Stanley Dean Witter Bank Limited and Deutsche Bank AG London, as joint lead arrangers, Morgan Stanley Dean Witter Bank Limited, Deutsche Bank AG London and Banc of America Securities Limited, as joint bookrunners, BA Global Funding Inc., as documentation agent, and Morgan Stanley Dean Witter Bank Limited, as global coordinator.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2004

BCP CRYSTAL ACQUISITION GMBH & CO. KG

By: /s/ Chinh Chu

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CHEMICAL COINVEST PARTNERS (CAYMAN) L.P.

By:	Blackstone Management Associates (Cayman) IV L.P., its general partner

By:	Blackstone LR Associates (Cayman) IV Ltd., its general partner

By: /s/ Chinh Chu

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 3

By: /s/ Chinh Chu

Name: Chinh Chu
Title: Authorized Person

BCP CAYLUX HOLDINGS LTD. 1

By: /s/ Chinh Chu

Name: Chinh Chu
Title: Authorized Person

Schedule 1

Schedule I to the Schedule 13D is replaced in its entirety with the following:

A.	Certain Control Persons of the Reporting Persons

The principal business address of each of the persons named below, other than Martin Brand, is 345 Park Avenue, New York, New York 10154. The principal occupation of each of the persons named below is serving as an employee of the BCP Reporting Persons and/or their affiliated entities. Each of the persons named below, other than Martin Brand, is a citizen of the United States. Martin Brand’s principal business address is 4-5 Carlton Garden, London SW1Y 5AD, U.K. Martin Brand is a citizen of the Federal Republic of Germany.

1.	Directors of Blackstone LR

Robert Friedman John A. Magliano Peter G. Peterson Michael A. Puglisi Stephen A. Schwarzman

2.	Directors of BCP 1, BCP 2, BCP 3, and BCHCP

Chinh E. Chu Benjamin J. Jenkins Anjan Mukherjee

3.	Directors of BCP Holdings 2 and BCP Caylux

Martin Brand Chinh E. Chu Benjamin J. Jenkins Anjan Mukherjee